

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

<u>Mail Stop 4561</u>

February 19, 2008

Mark Cohen, President
AI Document Services, Inc.
25 Robert Pitt Drive
Monsey, NY 10952

> **Re: AI Document Services, Inc.**
> **Amendment No. 3 to Form SB-2**
> **Filed January 22, 2008**
> **File No. 333-143602**

Dear Mr. Cohen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note your response to comment 1 of our letter dated December 11, 2007; however, we are unable to agree with your analysis. We refer to you to the following observations in our prior comment letters:

- a number of the selling shareholders, including your counsel appear in nine other registration statements. All the registration statements of the noted companies are or were registering approximately 1.3 to 1.76 million shares for resale. The control person of those companies also sold a little over 50% of the shares being offered. All the companies also undertook private placements of shares to individuals at $0.001 per share. Three of the nine companies have already engaged in reverse mergers or disclose their intention to do so;

· the selling shareholders held their shares for less than three months before the resale registration statement was filed;

· the selling shareholders received their shares for nominal consideration in a private placement that was conducted in connection with the formation of the company as a separate legal entity;

· excluding the shares held by Mark Cohen, the number of shares registered for resale constitutes approximately 99% of the shares held by non-affiliates.

Considering the noted observations, it appears that the transaction registered here is an offering on behalf of the issuer to create a market for your shares. Please revise the disclosure to identify all the selling shareholders as underwriters.

Prospectus Summary, page 2

2.   We note your reference to both 60.62% and 59.39% in the first sentence of the second paragraph. Please revise to clarify which percentage applies.

Risk Factors, page 5

3.   We note your response to comment 6 and the revised disclosure on page 21 that you cannot predict the outcome of your possible inability to pay all the cost associated with this offering. Please revise to include a risk factor to discuss the risk associated with a possible default of debt owed due to this offering.

Management's Discussion and Analysis, page 18

4.   We note your response to comment 3 and the revised disclosure on page 18 that the revenues disclosed in this section represent "specifically identified revenue" for your business and are not allocations. Please revise to fully discuss how you "specifically identified" the revenue earned to be yours.

5.   We note your response to comment 5. Please revise to clarify, if true, that your revenues will be entirely dependent on the efforts of Actuarial Ideas. Also, discuss any efforts you have undertaken or will undertake to obtain business from sources other than Actuarial Ideas. Alternatively, revise to confirm that you have not or will not undertake such efforts.

6.   We note that you have disclosed a comparative summary of operations for 2007 and 2006 on page 19 of your filing, but failed to identify the periods included for each year. It appears that these amounts represent the results of operations for the six months ended June 30, 2007 and 2006. Please revise accordingly.

Liquidity, page 20

7.   We note your response to comment 7. We also note the significant discrepancy between the expenses disclosed in the pro forma and as reported columns for 2006. Please revise to explain how you account for the discrepancy in light of the disclosure that the cost and expenses allocated are related to the revenues disclosed for 2006.

8.   We note the revised disclosure that the "incremental costs" are estimated to be approximately $50,000 per year. It is not clear why that is not reflected in your disclosure here to balance out your disclosure of pro forma net income of $41,974 for 2006. Please revise your disclosure to reflect the additional cost and how that would affect your net income pro forma figures.

Business, page 24

9.   We note your response to prior comment 8. It appears that your business consists primarily of word processing, photocopying and similar administrative tasks associated with documentation for the pension plans prepared by Actuarial Ideas. If that is the case, please revise to more clearly describe this function. If this is not an accurate description of your business, please revise to precisely describe the value that your company adds to the work produced by Actuarial Ideas. Describe in significantly greater detail any professional services you provide. For example, if you provide legal guidance to Actuarial Ideas in drafting pension plans, please discuss that service.

10.   We note your response to comment 9 but are not able to locate the response. The prior comment requested disclosure about the conflicts associated with the fact that you rely on Actuarial Ideas for all your revenue, clarification of whether Actuarial Ideas has the ability to conduct and provide your services, and the priority of fiduciary duties and responsibilities should a conflict arise between you and Actuarial Ideas specifically. The revised disclosure on page 26 does not address the prior comment. We reissue the comment.

11.   We note your response to comment 10 and the revised disclosure about the deferral of compensation based on exhibit 10.3. We also note that exhibit 10.3 states that Actuarial Ideas is responsible for your "management" and "computer services". Please revise to discuss the management and computer services that Actuarial Ideas will provide you.

Report of Independent Registered Public Accounting Firm, page F-2

12.   We note your response to comment 11 and your amended SB-2. However, it does not appear that the audit report has been updated. Please tell us what consideration you gave to having your accountant revise the date of the audit report due to the additional work performed by them as a result of the changes

that you made to your financial statements that were included in your amendment filed November 9, 2007.

Note 1 – Organization, page F-6

13.   We note your response to comment 12 and the revisions made to your unaudited pro forma financial information that is disclosed on pages F-7 and F-16 of your filing; however, you still have not included a tax provision in your pro forma statements. Please see our previous comment 23 in our letter dated September 21, 2007 for more information and revise your filing accordingly.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the financial statements may be directed to Jessica Barberich at (202) 551-3782, or Dan Gordon, Accounting Branch Chief, at (202) 551-3486. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3780.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Gary Wolff (*via facsimile*)
        Fax No. (212) 644-6498